

Mail Stop 3720

February 4, 2016

Eugene S. Putnam, Jr.
President and Chief Financial Officer
Universal Technical Institute, Inc.
16220 North Scottsdale Road, Suite 100
Scottsdale, Arizona 85254

     Re: Universal Technical Institute, Inc.
              Form 10-K for Fiscal Year Ended September 30, 2015
              Filed December 2, 2015
              File No. 1-31923

Dear Mr. Putnam:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Critical Accounting Estimates

Allowance for uncollectible accounts, page 81

> Please refer to the following disclosure on page 80: "When a student with Title IV loans withdraws, Title IV rules determine if we are required to return a portion of Title IV funds to the lender. We are then entitled to collect these funds from the students, but collection rates for these types of receivables is significantly lower than our collection rates for receivables for students who remain in our programs." It appears to us that on the day the student withdraws from a course and you are required to return the Title IV funds, you should reassess your revenue recognition policy to determine whether collectability continues to be reasonably assured. If collectability is not reasonably assured, you should recognize revenue on a cash basis in accordance with ASC 605-10-S99-1. In this regard, tell us about your historical collection experience with students who

become responsible for tuition and related fees due to withdrawal or loss of financial aid eligibility.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Charles Eastman, Staff Accountant at (202) 551-3794 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Staff Attorney, at (202) 551-3436 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications